Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

January 16, 2026

Via EDGAR CORRESPONDENCE

Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Corporate Shares
- AB Municipal Income Shares C
- AB Municipal Income Shares N
Post-Effective Amendment No. 46
File Nos. 333-112207 and 811-21497

Dear Mr. Oh:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to the above-referenced post-effective amendment to the registration statement filed on November 12, 2025 (the “Post-Effective Amendment”), on Form N-1A for AB Municipal Income Shares C and AB Municipal Income Shares N (each, a “Fund,” and together, the “Funds”), each a series of AB Corporate Shares (“Registrant”). You provided the Staff’s comments to Linda Y. Kim and Hiba Hassan via videoconference on December 17, 2025.

The Staff’s comments and our responses thereto on behalf of Registrant and the Funds are set forth below. The changes referenced in the responses will be reflected in a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended.

General

Comment 1:	The Staff notes that where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response:	Registrant acknowledges that it has received and will address this comment as applicable in the registration statement.

Comment 2:	Please include the ticker symbols for the Funds on the cover page of the prospectus.

Response:	Registrant will include the ticker symbols for the Funds on the cover page of the prospectus.

Prospectus

AB Municipal Income Shares C

Comment 3:	The comments to the Summary Information for AB Municipal Income Shares C are applicable to the Summary Information for AB Municipal Income Shares N.

Response:	Registrant acknowledges that it has received this comment and will apply the comments to the Summary Information for AB Municipal Income Shares C to the Summary Information for AB Municipal Income Shares N.

Comment 4:	As required by Item 3 of Form N-1A, please add the following language in bold under “Fees and Expenses of the Fund”: “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

Response:	Registrant will revise the prospectus in response to this comment.

Comment 5:	In “Principal Strategies,” the first sentence states: “The Fund pursues its objective by investing principally in high-yielding municipal securities that may be non-investment grade or investment grade.” Please note that these securities are commonly referred to as “junk bonds.”

Response:	Registrant will revise the prospectus in response to this comment.

Comment 6:	The Staff notes the following disclosure in “Municipal Market Risk” under “Principal Risks”: “California’s economy continues to be affected by fiscal constraints partly as a result of voter-passed initiatives that limit the ability of state and local governments to raise revenues, particularly with respect to real property taxes.” Please provide more detail about risk factors specifically associated with California. The additional detail may be added as Item 9 disclosure in the back of the prospectus.

Response:	Registrant will revise the prospectus in response to this comment. The updated risk disclosure is included below.

Municipal Market Risk: This is the risk that special factors may adversely affect the value of municipal securities and have a significant effect on the yield or value of the Fund’s investments in municipal securities. These factors include economic conditions, political or legislative changes, catastrophic natural disasters, public health crises, uncertainties related to the tax status of municipal securities, and the rights of investors in these securities. To the extent that the Fund invests more of its assets in the municipal securities of a particular state or territory, the Fund may be vulnerable to events adversely affecting that state or territory. The Fund’s investments in California municipal securities may be vulnerable to events adversely affecting its economy. California’s economy, the largest of the 50 states, is relatively diverse, which makes it less vulnerable to events affecting a particular industry. However, there remain a number of risks that threaten the state’s economy, including potentially unfavorable changes to federal policies, the uncertain impact of changes in federal tax law and trade policy, significant unfunded liabilities of the two main retirement systems managed by state entities, the California Public Employees Retirement System and the California State Teachers’ Retirement System and public health crises (including the occurrence of a contagious disease or illness). California’s economy may also be affected by natural disasters, such as earthquakes, droughts, flooding or fires. The Fund’s investments in certain municipal securities with principal and interest payments that are made from the revenues of a specific project or facility, and not general tax revenues, may have increased risks. Factors affecting the project or facility, such as local business or economic conditions, could have a significant effect on the project’s ability to make payments of principal and interest on these securities.

In addition, changes in tax rates or the treatment of income from certain types of municipal securities, among other things, could negatively affect the municipal securities markets.

Comment 7:	In “Municipal Market Risk” under “Principal Risks,” the Staff notes the discussion of the risks of investing in municipal securities issued by Puerto Rico. If these risks are principal risks, please add corresponding language to “Principal Strategies.” If these are not principal risks of the Fund, please remove this disclosure.

Response:	Registrant will move the referenced disclosure to “Municipal Securities” under “Additional Information About the Funds’ Strategies, Risks and Investments.”

AB Municipal Income Shares N

Comment 8:	The Staff notes the following disclosure in “Municipal Market Risk” under “Principal Risks”: “The value of municipal securities may also be adversely affected by rising health care costs, increasing unfunded pension liabilities, and by the phasing out of federal programs providing financial support.” Please clarify whether this disclosure is specific to New York or general disclosure with regard to municipal market risk. Please reconcile this disclosure with its absence in the AB Municipal Income Shares C Summary section.

Response:	Registrant confirms that the referenced disclosure is general disclosure with regard to municipal market risk and will move the referenced disclosure to “Municipal Securities” under “Additional Information About the Funds’ Strategies, Risks and Investments.”

Comment 9:	Similar to the Staff’s comment on “Municipal Market Risk” under “Principal Risks” for AB Municipal Income Shares C, please provide more detail about risk factors specifically associated with New York’s economy or New York in general. The additional detail may be added as Item 9 disclosure in the back of the prospectus.

Response:	Registrant will revise the prospectus in response to this comment. The updated risk disclosure is included below.

Municipal Market Risk: This is the risk that special factors may adversely affect the value of municipal securities and have a significant effect on the yield or value of the Fund’s investments in municipal securities. These factors include economic conditions, political or legislative changes, public health crises, uncertainties related to the tax status of municipal securities, and the rights of investors in these securities. To the extent that the Fund invests more of its assets in the municipal securities of a particular state or territory, the Fund may be vulnerable to events adversely affecting that state or territory. The Fund’s investments in New York municipal securities may be vulnerable to events adversely affecting its economy, including public health crises (including the occurrence of a contagious disease or illness). New York’s economy, while diverse, has a relatively large share of the nation’s financial activities. With the financial services sector contributing more than one-fifth of the state’s wages, the state’s economy is especially vulnerable to adverse events affecting the financial markets such as those that occurred in 2008-2009 and during the COVID-19 pandemic. In addition, as New York’s financial services and professional and business services sectors serve a global market, they can be highly sensitive to global trends. The Fund’s investments in certain municipal securities with principal and interest payments that are made from the revenues of a specific project or facility, and not general tax revenues, may have increased risks. Factors affecting the project or facility, such as local business or economic conditions, could have a significant effect on the project’s ability to make payments of principal and interest on these securities.

In addition, changes in tax rates or the treatment of income from certain types of municipal securities, among other things, could negatively affect the municipal securities markets.

Comment 10:	Please confirm that the disclosure regarding total return swaps in “Additional Information About the Funds’ Strategies, Risks and Investments” is applicable to the Funds.

Response:	Registrant confirms that the Funds may enter into total return swaps and that the referenced disclosure is applicable to the Funds.

Comment 11:	The Staff notes the following disclosure in “Structured Products” under “Additional Information About the Funds’ Strategies, Risks and Investments”: “A Fund may also invest in certain hybrid derivatives-type investments that combine features of a traditional bond with certain derivatives such as a credit default swap, an interest rate swap or other securities. . .” Please confirm that this disclosure is applicable to the Funds.

Response:	Registrant confirms that the Funds may invest in the hybrid derivatives-type investments described above and that the referenced disclosure is applicable to the Funds.

Comment 12:	Please delete the following sentence from “Additional Risk and Other Considerations”: “Certain of these risks may be heightened when investing in emerging markets.”

Response:	Registrant will revise the prospectus in response to this comment.

Comment 13:	Please confirm whether Appendix B is included in the prospectus as a result of a settlement agreement between the Adviser and the New York State Attorney General. If so, please confirm that the presentation of Appendix B is in compliance with the settlement agreement.

Response:	Registrant confirms that Appendix B is included in the prospectus as a result of a settlement agreement between the Adviser and the New York State Attorney General and that the presentation of Appendix B is in compliance with the settlement agreement.

Statement of Additional Information (“SAI”)

Comment 14:	Under “Investment Restrictions,” please provide additional disclosure following the “Fundamental Investment Policies” regarding the applicable rules, regulations, guidance, etc. under the 1940 Act referenced in the policies.

Response:	Registrant believes that the disclosure appropriately reflects the Funds’ fundamental and non-fundamental investment policies as approved by its Board of Trustees. Registrant respectfully declines to revise the SAI in response to this comment.

General

Comment 15:	Please file your responses to the Staff comments in the form of Edgar correspondence at least 5 business days in advance of the effective date of the registration statement.

Response:	Registrant confirms that it will file responses to the Staff comments in the form of Edgar correspondence at least 5 business days in advance of the effective date of the registration statement.

*	*	*

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned via email.

Sincerely,

/s/ Linda Y. Kim
Linda Y. Kim

cc:	Stephen J. Laffey, Esq.
Paul M. Miller, Esq.
Hiba Hassan, Esq.